SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                         ACCEL International Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                   004299 10 3
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                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
             One Canterbury Green, Stamford, Connecticut 06901-2047
                                 (203) 977-7300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)
                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 004299 10 3                                         Page 2 of 7 Pages
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    1     NAME OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David T. Chase
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
           00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           US
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      NUMBER OF         7   SOLE VOTING POWER
 SHARES BENEFICIALLY          17,500
       OWNED BY       ---------------------------------------------------------
         EACH           8   SHARED VOTING POWER
      REPORTING                0
        PERSON        ---------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                               17,500
                      ---------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                               4,335,648
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,353,148
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*     [X]
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           47.9% (see Row 11 above)
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    14     TYPE OF REPORTING PERSON*
           IN

                 AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated November 20, 1997, as previously amended by Amendment No. 1 thereto dated February 10, 1998, as further amended by Amendment No. 2 thereto dated January 28, 1999 (collectively, the "Prior Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.     Source and Amount of Funds or Other Consideration.

     As more fully described in the Prior Schedule 13D, the reporting person borrowed 1,000,000 shares of Common Stock from his spouse, Rhoda L. Chase, pursuant to a loan agreement (the "Loan Agreement") dated December 24, 1997 between the reporting person and Rhoda L. Chase. On April 1, 1998, the reporting person returned to Rhoda L. Chase 120,000 of such shares. On March 10, 2000, the reporting person returned to Rhoda L. Chase the remaining 880,000 of such shares. All the shares of Common Stock returned by the reporting person to Rhoda
L. Chase were deposited by Rhoda L. Chase into the brokerage account to which her Trading Authorization (the "RLC Trading Authorization") described in the Prior Schedule 13D relates.

     On September 7, 2000, the reporting person received from ACCEL options to purchase 10,000 shares of Common Stock pursuant to the ACCEL Stock Incentive Plan. The options are exercisable 50% on or after September 7, 2001 and 50% on or after September 7, 2002. The reporting person previously reported holding options to purchase 7,500 shares. All options are reported here as if they were immediately exercisable.

Item 4.     Purpose of Transaction.

     The reporting person is holding all of the shares of Common Stock owned by him for investment purposes. Based on his ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to him, offers for his shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of his present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. He may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;


                               Page 3 of 7 Pages

     (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

     (a) As of the date hereof, the reporting person may be deemed to beneficially own 4,335,648 shares of Common Stock (excluding options), representing approximately 47.9% of the 9,084,004 shares of Common Stock outstanding as of October 31, 2000 (as reported in ACCEL's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000). The reporting person holds options for 17,500 shares, which, if exercised, would represent less than 0.1% of the resulting 9,098,004 shares outstanding. The reporting person's total beneficial ownership, after giving effect to the exercise of the options, would be 4,349,648 shares of Common Stock, which would be 47.9% of the resulting 9,098,004 shares outstanding.

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the following:

     (A) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, owned by Sandra M. Chase, who is the reporting person's daughter-in-law;

     (B) warrants owned by Accel Finance Company LLC, a Connecticut limited liability company ("Accel Finance"), for the purchase of 996,147 shares of Common Stock, which, if exercised, would be 9.9% of the resulting 10,080,151 shares outstanding; or


                               Page 4 of 7 Pages

     (C) warrants owned by Chase Dover, Inc., a Delaware corporation ("Chase Dover"), for the purchase of 278,824 shares of Common Stock, and which, if exercised, would be 3.0% of the resulting 9,362,828 shares outstanding.

     The reporting person's daughter, Cheryl A. Chase, and son, Arnold L. Chase, each own 40% of the membership interests in Accel Finance.

     The reporting person's daughter Cheryl A. Chase, owns 100% of the stock of Chase Dover. The reporting person is the president and a director of Chase Dover. Cheryl A. Chase is an executive vice president, the secretary and a director of Chase Dover. Arnold L. Chase is an executive vice president, the treasurer and a director of Chase Dover.

(b) Upon the exercise of any of the Options, the reporting person will have the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. The reporting person shares the power to dispose or to direct the disposition of (i) 2,000,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold
L. Chase (the reporting person's son) with Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust whose beneficiaries are Cheryl A. Chase (the reporting person's daughter) and her children, with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford, Connecticut 06117. She is not employed. Arnold L. Chase is an Executive Vice President and director of D.T. Chase Enterprises ("DTCE"), a holding company for various Chase family interests. Arnold L. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. Rhoda L. Chase and Arnold L. Chase are citizens of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, none of Rhoda L. Chase, Arnold L. Chase or the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of Rhoda L. Chase, Arnold L. Chase or the Trust have been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock have been effected by or on behalf of the reporting person during the past 60 days other than transactions described in Item 3.

     (d) Upon the exercise of any of the Options, the reporting person will have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of the reporting person and, with respect to


                               Page 5 of 7 Pages

(i) 2,000,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase,
(ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, such shares of Common Stock beneficially owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in greater detail in the Prior Schedule 13D, the reporting person has previously borrowed 1,000,000 shares of Common Stock from Rhoda L. Chase pursuant to the Loan Agreement. The reporting person pledged these shares to secure a loan with Comerica Bank pursuant to the Security Agreement and a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account dated December 30, 1997 (the "Notice to Financial Intermediary"), as described in greater detail in the Prior Schedule 13D. On April 1, 1998, 120,000 shares of Common Stock were released from such pledge and the reporting person returned such shares of Common Stock to Rhoda L. Chase. On March 10, 2000, the remaining 880,000 shares of Common Stock were released from such pledge and the reporting person returned such shares of Common Stock to Rhoda L. Chase. All shares of Common Stock returned by the reporting person to Rhoda L. Chase were deposited by Rhoda L. Chase into the brokerage account to which the RLC Trading Authorization relates.

     The RLC Trading Authorization has been filed as an exhibit to the Prior
Schedule 13D.

     Except as described in this Statement on Schedule 13D, including the Prior
Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) adopted thereunder.

Item 7.     Material to be Filed as Exhibits.

     None.



                               Page 6 of 7 Pages

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001
                                            /s/ David T. Chase
                                            ------------------
                                            David T. Chase














                               Page 7 of 7 Pages